

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Charles J. Follini
Chief Executive Officer
NOYACK Logistics Income REIT II, Inc.
33 Flying Point Road
Southampton, NY 11968

Re: NOYACK Logistics Income REIT II, Inc.
Offering Statement on Form 1-A
Response dated April 20, 2022
File No. 024-11850

Dear Mr. Follini:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2022 letter.

Offering Statement on Form 1-A, Response dated April 20, 2022

General

1. We note your response to comment 1 and we reissue it. We note that this offering includes a minimum offering feature with subsequent quarterly closings and that the company may reject subscriptions for any reason. As it appears you will process subscription requests on a quarterly basis and can reject a subscription for any reason, please provide us your additional analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

 Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts